===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                                 METROCALL, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                    591647102

                                 (CUSIP Number)

                                 THOMAS O. HICKS
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

                                  Eric S. Shube
                             Vinson & Elkins L.L.P.
                           1325 Avenue of the Americas
                            New York, New York 10019
                                 (917) 206-8005

                                  June 26, 2000

             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
                         (Continued on following pages)
                                 (Page 1 of 29 )

===============================================================================

CUSIP NO.  591647102                                               Page 2 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                    Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                                7   Sole Voting Power                          0
  Number of Shares Beneficially ------------------------------------------------
                                8   Shared Voting Power(1)(2)         28,655,755
     Owned by Each Reporting    ------------------------------------------------
                                9   Sole Dispositive Power                     0
           Person With          ------------------------------------------------
                                10  Shared Dispositive Power(1)(2)    28,655,755
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                          28,655,755
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)            27.21%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             IN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 8,333,333 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 12,500,000 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 3 of 29
--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               HM4 Metrocall Qualified Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                 7   Sole Voting Power                         0
  Number of Shares Beneficially  -----------------------------------------------
                                 8   Shared Voting Power(1)(2)        26,075,246
     Owned by Each Reporting     -----------------------------------------------
                                 9   Sole Dispositive Power                    0
           Person With           -----------------------------------------------
                                 10  Shared Dispositive Power(1)(2)   26,075,246
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                          26,075,246
--------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)            25.03%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 7,582,900 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 11,374,349 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 4 of 29

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HMTF Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)         26,075,246
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)    26,075,246
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                          26,075,246
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)            25.03%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 7,582,900 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 11,374,349 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 5 of 29


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HM4 Metrocall Private Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                         0
  Number of Shares Beneficially   ----------------------------------------------
                                  8  Shared Voting Power(1)(2)           184,726
     Owned by Each Reporting.     ----------------------------------------------
                                  9  Sole Dispositive Power                    0
           Person With            ----------------------------------------------
                                  10 Shared Dispositive Power(1)(2)      184,726
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                             184,726
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             0.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 53,720 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 80,580 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 6 of 29

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                HMTF Private Equity Fund IV (1999),L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)            184,726
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)       184,726
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                             184,726
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             0.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 53,720 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 80,580 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 7 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                   HM4/GP (1999) Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)              (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)         26,259,972
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)    26,259,972
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                          26,259,972
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)            25.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 7,636,620 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 11,454,929 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 8 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-EQ Metrocall Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)            383,154
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)       383,154
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                             383,154
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             0.41%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 111,424 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 167,137 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                               Page 9 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HM 4-EQ (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)            383,154
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)       383,154
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                             383,154
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             0.41%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 111,424 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 167,137 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 10 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                     HM 4-SBS Metrocall Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)            624,422
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)       624,422
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                             624,422
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             0.67%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 181,587 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 272,381 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 11 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HM 4-SBS (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)            624,422
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)       624,422
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                             624,422
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             0.67%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 181,587 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 272,381 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 12 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      Hicks, Muse GP (1999) Partners IV,L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                         0
  Number of Shares Beneficially   ----------------------------------------------
                                  8  Shared Voting Power(1)(2)        27,267,548
     Owned by Each Reporting      ----------------------------------------------
                                  9  Sole Dispositive Power                    0
           Person With            ----------------------------------------------
                                  10 Shared Dispositive Power(1)(2)   27,267,548
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                          27,267,548
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)            26.04%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 7,929,631 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 11,894,447 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 13 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      Hicks, Muse (1999) Fund IV, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)         27,267,548
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)    27,267,548
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                          27,267,548
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)            26.04%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 7,929,631 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 11,894,447 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 14 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HM PG-IV Metrocall, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)          1,388,207
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)     1,388,207
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                           1,388,207
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             1.49%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 403,702 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 605,553 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 15 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse PG-IV (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                        Netherlands
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                         0
  Number of Shares Beneficially   ----------------------------------------------
                                  8  Shared Voting Power(1)(2)         1,388,207
     Owned by Each Reporting      ----------------------------------------------
                                  9  Sole Dispositive Power                    0
           Person With            ----------------------------------------------
                                  10 Shared Dispositive Power(1)(2)    1,388,207
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                           1,388,207
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             1.49%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 403,702 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 605,553 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 16 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      HM Equity Fund IV/GP Partners (1999),C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                        Netherlands
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)          1,388,207
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)     1,388,207
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                           1,388,207
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             1.49%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 403,702 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 605,553 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 17 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)          1,388,207
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)     1,388,207
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                           1,388,207
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             1.49%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 403,702 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 605,553 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 18 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM Fund IV Cayman LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                         0
  Number of Shares Beneficially   ----------------------------------------------
                                  8  Shared Voting Power(1)(2)         1,388,207
     Owned by Each Reporting      ----------------------------------------------
                                  9  Sole Dispositive Power                    0
           Person With            ----------------------------------------------
                                  10 Shared Dispositive Power(1)(2)    1,388,207
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person(2)                                           1,388,207
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             1.49%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase 403,702 shares of Common Stock with an initial exercise price of $3.00 per share and (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase 605,553 shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item 6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 19 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HMTF Bridge MC I, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)                  0
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(2)       0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)                0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase no shares of Common Stock with an initial exercise price of $3.00 per share and
         (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase no shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item
         6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 20 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HMTF Bridge Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                         0
  Number of Shares Beneficially   ----------------------------------------------
                                  8  Shared Voting Power(1)(2)                 0
     Owned by Each Reporting      ----------------------------------------------
                                  9  Sole Dispositive Power                    0
           Person With            ----------------------------------------------
                                  10 Shared Dispositive Power(1)(2)            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(2)       0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)                0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase no shares of Common Stock with an initial exercise price of $3.00 per share and
         (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase no shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item
         6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

CUSIP NO.  591647102                                              Page 21 of 29
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Partners, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                          0
  Number of Shares Beneficially  -----------------------------------------------
                                 8  Shared Voting Power(1)(2)                  0
     Owned by Each Reporting     -----------------------------------------------
                                 9  Sole Dispositive Power                     0
           Person With           -----------------------------------------------
                                 10 Shared Dispositive Power(1)(2)             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(2)       0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)                0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the one-year options that are immediately exercisable to purchase no shares of Common Stock with an initial exercise price of $3.00 per share and
         (b) the two-year options, the exercisability of which are subject to a condition that may only be fulfilled by the Issuer, to purchase no shares of Common Stock with an initial exercise price of $4.00 per share, granted pursuant to the Option Agreement (as described in Item
         6) and beneficially owned by such reporting person. Also gives effect to the exercise in full of the options granted pursuant to Option I by all holders and to the exercise of the options granted pursuant to Option II that are beneficially owned by the reporting person, but without giving effect to the exercise of any options granted pursuant to Option II that are held by other holders. See Items 5 and 6.

                                                                  Page 22 of 29
                                  SCHEDULE 13D

         This Statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on March 27, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of Metrocall, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         As more fully described in Item 6 below, on March 17, 2000, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and Bridge LLC each purchased from the Issuer the number of shares of Common Stock and the number of Options to purchase shares of Common Stock set forth opposite their respective names below at the purchase price set forth opposite their respective names below.



                                            NUMBER OF SHARES         NUMBER OF SHARES
                                              PURCHASABLE          PURCHASABLE PURSUANT
                       NUMBER OF                PURSUANT                    TO
 NAME OF ENTITY     SHARES PURCHASED           TO OPTION I               OPTION II        PURCHASE PRICE
----------------    ----------------        ----------------       --------------------   --------------
Qualified LLC          3,558,999                3,791,450                5,687,174        $  7,794,208
Private LLC               25,213                   26,860                   40,290        $     55,217
4-EQ LLC                  52,296                   55,712                   83,568        $    114,528
4-SBS LLC                 85,227                   90,794                  136,191        $    186,647
PG-IV LLC                189,476                  201,851                  302,777        $    414,952
Bridge LLC             3,911,211                4,166,666                6,250,000        $  8,565,552

         As more fully described in Item 4 below, on June 26, 2000, Bridge LLC sold its shares of Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Qualified LLC obtained funds for the purchase price of its shares of Common Stock and its Options (including the shares of Common Stock and Options subsequently purchased from Bridge LLC) from capital contributions provided by Equity L.P.; Equity L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Private LLC obtained funds for the purchase price of its shares of Common Stock and its Options (including the shares of Common Stock and Options subsequently purchased from Bridge LLC) from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-EQ LLC obtained funds for the purchase price of its shares of Common Stock and its Options (including the shares of Common Stock and Options subsequently purchased from Bridge LLC) from capital contributions provided by 4-EQ L.P.; 4-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-SBS LLC obtained funds for the purchase price of its shares of Common Stock and its Options (including the shares of Common Stock and Options subsequently purchased from Bridge LLC) from capital contributions provided by 4-SBS L.P.; 4-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         PG-IV LLC obtained funds for the purchase price of its shares of Common Stock and its Options (including the shares of Common Stock and Options subsequently purchased from Bridge LLC) from capital contributions provided by PG-IV C.V.; PG-IV C.V. obtained such funds from capital contributions provided by its limited partners and HM Equity C.V.; HM Equity C.V. obtained such funds from capital contributions provided by its limited partners and G.P. Cayman L.P.; and G.P. Cayman L.P. obtained such funds from capital contributions provided by its limited partners and Fund IV Cayman LLC. Fund IV Cayman LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Bridge LLC obtained funds for the purchase price of its shares of Common Stock and its Options from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $271,537.60 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $8,928,867.02, from a borrowing under the Credit Agreement, dated December 28, 1999, among HMTF Bridge Partners, L.P. and HM/Europe Coinvestors, C.V., as Initial Borrowers and any Future Borrowers from time to time parties thereto, the Issuing Bank, the Chase Manhattan Bank, as Administrative Agent and Bank of America, N.A., as Syndication Agent (the "Credit Agreement"). On June 26, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement with the proceeds of the sale of its shares of Common Stock and its Options to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Bridge Partners LLC obtained the funds it contributed to Bridge Partners L.P. from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

         On June 26, 2000, Bridge LLC sold its shares of Common Stock and Options to purchase shares of Common Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such shares and Options, as set forth below:

                                        NUMBER OF SHARES   NUMBER OF SHARES
                                           PURCHASABLE    PURCHASABLE PURSUANT
                       NUMBER OF            PURSUANT             TO
NAME OF ENTITY      SHARES PURCHASED       TO OPTION I       OPTION II
--------------      ----------------    ----------------  ---------------------
Qualified LLC          3,558,998          3,791,450          5,687,175
Private LLC               25,213             26,860             40,290
4-EQ LLC                  52,296             55,712             83,569
4-SBS LLC                 85,227             90,793            136,190
PG-IV LLC                189,476            201,851            302,776

         The purchase price for the shares of Common Stock and Options sold by Bridge LLC was equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        (a) (1) Qualified LLC is the record and beneficial owner of 7,117,997 shares of Common Stock, 7,582,900 options to purchase Common Stock pursuant to Option I and 11,374,349 options to purchase Common Stock pursuant to Option II. Assuming exercise of all such options, Qualified LLC is the beneficial owner of 26,075,246 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 25.03% of the outstanding shares of Common Stock.

              (2) Assuming exercise of all 18,957,249 options to purchase Common Stock owned of record by Qualified LLC, Equity L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 26,075,246 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 25.03% of the outstanding shares of Common Stock.

              (3) Private LLC is the record and beneficial owner of 50,426 shares of Common Stock, 53,720 options to purchase Common Stock pursuant to Option I and 80,580 options to purchase Common Stock pursuant to Option II. Assuming exercise of all such options, Private LLC is the beneficial owner of 184,726 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 0.2% of the outstanding shares of Common Stock.

              (4) Assuming exercise of all 134,300 options to purchase Common Stock owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 184,726 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being

84,470,500 shares of Common Stock outstanding, represents approximately 0.2% of the outstanding shares of Common Stock.

              (5) Assuming exercise of all 19,091,549 options to purchase Common Stock owned of record by Qualified LLC and Private LLC, HM4/GP Partners, in its capacity as the sole general partner of each of Equity L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 26,259,972 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 25.19% of the outstanding shares of Common Stock.

              (6) 4-EQ LLC is the record and beneficial owner of 104,593 shares of Common Stock, 111,424 options to purchase Common Stock pursuant to Option I and 167,137 options to purchase Common Stock pursuant to Option II. Assuming exercise of all such options, 4-EQ LLC is the beneficial owner of 383,154 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 0.41% of the outstanding shares of Common Stock.

              (7) Assuming exercise of all 278,561 options to purchase Common Stock owned of record by 4-EQ LLC, 4-EQ L.P., in its capacity as sole member of 4-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 383,154 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 0.41% of the outstanding shares of Common Stock.

              (8) 4-SBS LLC is the record and beneficial owner of 170,454 shares of Common Stock, 181,587 options to purchase Common Stock pursuant to Option I and 272,381 options to purchase Common Stock pursuant to Option II. Assuming exercise of all such shares, 4-SBS LLC is the beneficial owner of 624,422 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 0.67% of the outstanding shares of Common Stock.

              (9) Assuming exercise of all 453,968 options to purchase Common Stock owned of record by 4-SBS LLC, 4-SBS L.P., in its capacity as sole member of 4-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 624,422 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 0.67% of the outstanding shares of Common Stock.

              (10) Assuming exercise of all options to purchase 19,824,078 shares of Common Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Hicks GP Partners, in its capacity as sole general partner of each of HM4/GP Partners, 4-EQ L.P. and 4-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 27,267,548 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 26.04% of the outstanding shares of Common Stock.

              (11) Assuming exercise of all 19,824,078 options to purchase Common Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Fund IV LLC, in its capacity as the sole general partner of Hicks GP Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 27,267,548 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 26.04% of the outstanding shares of Common Stock.

              (12) PG-IV LLC is the record and beneficial owner of 378,952 shares of Common Stock, 403,702 options to purchase Common Stock pursuant to Option I and 605,553 options to purchase Common Stock pursuant to Option II. Assuming exercise of all such options, PG-IV LLC is the beneficial owner of 1,388,207 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 1.49% of the outstanding shares of Common Stock.

              (13) Assuming exercise of all 1,009,255 options to purchase Common Stock owned of record by PG-IV LLC, PG-IV C.V., in its capacity as sole member of PG-IV LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,388,207 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 1.49% of the outstanding shares of Common Stock.

              (14) Assuming exercise of all 1,009,255 options to purchase Common Stock owned of record by PG-IV LLC, HM Equity C.V., in its capacity as sole general partner of PG-IV C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,388,207 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 1.49% of the outstanding shares of Common Stock.

              (15) Assuming exercise of all 1,009,255 options to purchase Common Stock owned of record by PG-IV LLC, GP Cayman L.P., in its capacity as sole general partner of HM Equity C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,388,207 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 1.49% of the outstanding shares of Common Stock.

              (16) Assuming exercise of all 1,009,255 options to purchase Common Stock owned of record by PG-IV LLC, Fund IV Cayman LLC, in its capacity as the sole general partner of GP Cayman L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,388,207 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 1.49% of the outstanding shares of Common Stock.

              (17) Assuming exercise of all 20,833,333 options to purchase Common Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and, PG-IV LLC, Mr. Thomas O. Hicks, in his capacity as sole member of Fund IV LLC and Fund IV Cayman LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 28,655,755 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 8, 2000, there being 84,470,500 shares of Common Stock outstanding, represents approximately 27.21% of the outstanding shares of Common Stock.

         The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

         See Item 6 below for descriptions of Option I and Option II.

                                                                  Page 27 0f 29

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         Stock Purchase Agreement

         Pursuant to the Common Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of February 2, 2000, by and between the Issuer and Bridge LLC, the Issuer agreed to sell to Bridge LLC, and Bridge LLC agreed to purchase from the Issuer, 7,822,422 shares of Common Stock for a purchase price of $17,131,104.

         Prior to the issuance of the shares of Common Stock and the Options at the Closing (as defined below), pursuant to an Assignment of Rights Under Common Stock Purchase Agreement dated February 17, 2000 (the "Assignment Agreement"), Bridge LLC assigned 50% of its rights, title interests and obligations in, to and under the Stock Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         On March 17, 2000, at the closing held pursuant to the Stock Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Common Stock set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.


                                            NUMBER OF
  NAME OF ENTITY                         SHARES PURCHASED    PURCHASE PRICE
----------------                         ----------------    --------------
Qualified LLC                               3,558,999        $   7,794,208
Private LLC                                    25,213        $      55,217
4-EQ LLC                                       52,296        $     114,528
4-SBS LLC                                      85,227        $     186,647
PG-IV LLC                                     189,476        $     414,952
Bridge LLC                                  3,911,211        $   8,565,552



         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the
Schedule 13D and is incorporated herein by reference.

         On June 26, 2000, Bridge LLC sold its shares of Common Stock and Options to purchase shares of Common Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such shares, as set forth below:


                                            NUMBER OF SHARES         NUMBER OF SHARES
                                              PURCHASABLE          PURCHASABLE PURSUANT
                       NUMBER OF                PURSUANT                    TO
 NAME OF ENTITY     SHARES PURCHASED           TO OPTION I               OPTION II
----------------    ----------------        ----------------       --------------------
Qualified LLC          3,558,998               3,791,450                 5,687,175
Private LLC               25,213                  26,860                    40,290
4-EQ LLC                  52,296                  55,712                    83,569
4-SBS LLC                 85,227                  90,793                   136,190
PG-IV LLC                189,476                 201,851                   302,776

         On June 26, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement referred to in Item 3 with the proceeds of the sale of its shares of Common Stock and Options to purchase shares of Common Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, as set forth above.

         Registration Rights

         The Issuer and Bridge LLC, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to effect two "demand" registrations at the request of the holders of a majority of the Registrable Securities (as defined below) held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders (together, with the HMTF Holders, the "Holders") provided that the Holders shall not be entitled to the second "demand" registration until the Holders have exercised in full the options granted with an initial exercise price of $3.00 per share pursuant to the Option Agreement. In addition, the Holders have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

         As used in this statement:

         "Registrable Securities" means (a) the Registrable Common Stock and (b) any securities of the Issuer or any successor entity into which such Registrable Common Stock may be converted or changed.

         "Registrable Common Stock" means the shares of Common Stock purchased by the HMTF Holders pursuant to the Stock Purchaser Agreement, the shares of Common Stock issued or issuable upon the exercise by the HMTF Holders of Option I or Option II, any additional securities issued by the Issuer in respect thereof in connection with any stock split, stock dividends or similar event with respect to the Common Stock, plus any other shares of Common Stock or such other securities held by any Holder.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.2 to the Schedule 13D and is incorporated herein by reference.

         Option Agreement

         At the Closing, the Issuer and the HMTF Holders entered into an Option Agreement (the "Option Agreement") pursuant to which the Issuer granted Option I and Option II to the HMTF Holders. Option I entitles the HMTF Holders or their permitted assigns to purchase from the Issuer an aggregate of 8,333,333 shares of Common Stock at an exercise price of $3.00 per share, as adjusted from time to time pursuant to the terms of the Option Agreement. Option I expires on March 17, 2001. Option II entitles the HMTF Holders or their permitted assigns to purchase from the Issuer (i) an aggregate of 12,500,000 shares of Common Stock at an exercise price of $4.00 per share plus (ii) if the Holders have not exercised Option I, 8,333,333 shares of Common Stock at an exercise price of $3.00 per share, in each case as adjusted from time to time pursuant to the Option Agreement. Option II expires on March 17, 2002. Option II may be exercised only in connection with a Qualified Transaction.

         As used in this statement:

         "Qualified Transaction" means the issuance of new equity for cash to finance a business combination or acquisition (by means of merger, consolidation, exchange, or acquisition of assets, or otherwise) involving the Issuer or any subsidiary thereof and an aggregate transactional consideration to the other entity or its equity and debt holders or to the Issuer and its equity and debt holders having a fair value (as determined in good faith by the Board of Directors of the Issuer of at least $50,000,000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 10.5:  Assignment of Securities by Bridge LLC to each of
               Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                                  *
                                                 -----------------------------
                                                 Name:     Thomas O. Hicks

                                                 * By: /s/ David W. Knickel
                                                      ------------------------
                                                   Name:  David W. Knickel
                                                          Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                HM4 METROCALL QUALIFIED FUND, LLC


                                             By: /s/ David W. Knickel
                                                ------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                 HMTF EQUITY FUND IV (1999), L.P.


                              By: HM4/GP (1999) Partners, L.P., its
                                  General Partner

                              By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                  its General Partner

                              By: Hicks, Muse (1999) Fund IV, LLC, its
                                  General Partner


                              By: /s/ David W. Knickel
                                 ----------------------------------------------
                              Name: David W. Knickel
                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                          HM4 METROCALL PRIVATE FUND, LLC


                                       By: /s/ David W. Knickel
                                          -------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000               HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                            By: HM4/GP (1999) Partners, L.P., its General
                                Partner

                            By: Hicks, Muse GP (1999) Partners IV, L.P., its
                                General Partner

                            By: Hicks, Muse (1999) Fund IV, LLC, its
                                General Partner


                            By: /s/ David W. Knickel
                               -----------------------------------------------
                            Name: David W. Knickel
                            Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                     HM4/GP (1999) PARTNERS, L.P.

                                  By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                      its General Partner

                                  By: Hicks, Muse (1999) Fund IV, LLC, its
                                      General Partner


                                  By: /s/ David W. Knickel
                                     -----------------------------------------
                                  Name: David W. Knickel
                                  Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                     HM 4-EQ METROCALL COINVESTORS, LLC

                                  By: /s/ David W. Knickel
                                     -----------------------------------------
                                  Name: David W. Knickel
                                  Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                 HM 4-EQ (1999) COINVESTORS, L.P.

                              By: Hicks, Muse GP (1999) Partners IV, L.P., its
                                  General Partner

                              By: Hicks, Muse (1999) Fund IV, LLC, its
                                  General Partner


                              By: /s/ David W. Knickel
                                 ----------------------------------------------
                              Name: David W. Knickel
                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM 4-SBS METROCALL COINVESTORS, LLC

                                        By: /s/ David W. Knickel
                                           ------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                 HM 4-SBS (1999) COINVESTORS, L.P.

                              By: Hicks, Muse GP (1999) Partners IV, L.P., its
                                  General Partner

                              By: Hicks, Muse (1999) Fund IV, LLC, its
                                  General Partner


                              By: /s/ David W. Knickel
                                 ----------------------------------------------
                              Name: David W. Knickel
                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                        HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                     By: Hicks, Muse (1999) Fund IV, LLC,
                                         its General Partner


                                     By: /s/ David W. Knickel
                                        ---------------------------------------
                                     Name: David W. Knickel
                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                        HICKS, MUSE (1999) FUND IV, LLC


                                     By: /s/ David W. Knickel
                                        ---------------------------------------
                                     Name: David W. Knickel
                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                        HM PG-IV METROCALL, LLC


                                     By: /s/ David W. Knickel
                                        ---------------------------------------
                                     Name: David W. Knickel
                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000           HICKS, MUSE PG-IV (1999), C.V.

                        By: HM Equity Fund IV/GP Partners (1999), C.V., its
                            General Partner

                        By: HM GP Partners IV Cayman, L.P., its
                            General Partner

                        By: HM Fund IV Cayman LLC, its General Partner



                        By: /s/ David W. Knickel
                           ----------------------------------------------------
                         Name: David W. Knickel
                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                        HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

                                     By: HM GP Partners IV Cayman, L.P., its
                                         General Partner

                                     By: HM Fund IV Cayman LLC, its General
                                         Partner


                                     By: /s/ David W. Knickel
                                        ---------------------------------------
                                     Name: David W. Knickel
                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                             HM GP PARTNERS IV CAYMAN, L.P.

                                          By: HM Fund IV Cayman LLC, its
                                              General Partner


                                          By:   /s/ David W. Knickel
                                             ----------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                        HM FUND IV CAYMAN LLC


                                                     By: /s/ David W. Knickel
                                                        -----------------------
                                                     Name: David W. Knickel
                                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                        HMTF BRIDGE MC I, LLC



                                                     By: /s/ David W. Knickel
                                                        -----------------------
                                                     Name: David W. Knickel
                                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                   HMTF BRIDGE PARTNERS, L.P.

                                By: HMTF Bridge Partners, LLC, its General
                                    Partner


                                By: /s/ David W. Knickel
                                   --------------------------------------------
                                Name: David W. Knickel
                                Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                        HMTF BRIDGE PARTNERS, LLC


                                                     By: /s/ David W. Knickel
                                                        -----------------------
                                                     Name: David W. Knickel
                                                     Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -------------
Exhibit 10.5:     Assignment of Securities by Bridge LLC to each of
                  Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.























                                      E-1